Exhibit 4.132
(English Translation)
STAKE TRANSFER AGREEMENT
This Stake Transfer Agreement (hereinafter the “Agreement”) is entered into on 24th, January 2011. between the following contractual parties:
1. “DMS Group” LLC for power engineering Novi Sad, a company organized and existing in accordance with the laws and regulations of the Republic of Serbia, with its registered seat at Sremska Street No. 4, Novi Sad, Serbia, registration number [***], herein represented by the Chairman of the Board Prof. Dr. Dragan Popović, as the transferor (hereinafter the: “Transferor”),
and
2. Telvent Energia S.A., a Joint Company organized and existing under the laws of Spain, with registered office at Valgrande 6, Alcobendas 28108, Madrid, Spain, with V.A.T/Taxpayer’s Number [***], entered in the Companies’ Register of Madrid, in volume 1612 general, 1036 of section 3 of the Companies Book, sheet 1, sheet number 7367, registration 1, represented by Mr. Victor José Hidalgo Vega, with Personal [***], passport number: [***], by virtue of a power of attorney dated November 25, 2010 before the Notary Public Mr. Ignacio Paz-Ares Rodriguez, with protocol number [***], as the transferee (hereinafter the “Transferee”).
Whereas:
•	The Parties are the only 2 members of the company Telvent DMS LLC for power engineering Novi Sad, a limited liability company organized and existing in accordance with the laws and regulations of the Republic of Serbia, with its registered seat at Sremska No. 4, Novi Sad, registration number 20422882 and the total registered capital of EUR 12,245,000.00 out of which EUR 4,135,000.00 presents the monetary capital, and EUR 8,110,000.00 presents the capital in kind (hereinafter the “Company”);

•	The Transferor is the owner of a stake amounting to 51% of the total registered basic capital of the Company, consisting of the registered and invested non-monetary capital of EUR 6,245,000.00 (in letters: six million two hundred forty five thousand euro);

•	The Transferee is the owner of a stake amounting to 49% of the total registered basic capital of the Company, the registered EUR 6,000,000.00 (in letters: six million euro) consisting of the registered and invested monetary capital of EUR 4,135,000.00 (in letters: four million one hundred thirty five thousand euro), and the registered and invested non-monetary capital of EUR 1,865,000.00 (in letters: one million eight hundred sixty five thousand euro);

At the Closing Date of this Agreement, the Parties have entered into the First Amendment to the JV Agreement by which they have determined the purpose and scope of the further development and business of the Company.

The Parties have determined the main goal (the increase of capital of the Company for EUR 24,000,000.00; in letters twenty four million euro) and the transaction documents.
Certain definitions and rules
In this Agreement certain capitalized terms shall have the meanings set out here below:
“JV Agreement” — means the JV Agreement between the Parties dated 8 May 2008;
“First Amendment to the JV Agreement” — means the first amendment to the JV Agreement executed simultaneously with this Agreement.
“Shareholders Agreement” — means the Shareholders Agreement between the Parties dated 8 May 2008.
“First Amendment to the Shareholders Agreement” — means the first amendment to the Shareholders Agreement executed simultaneously with this Agreement;
“Foundation Agreement” means the Foundation Agreement of the Company in accordance with the Law, executed on the May 8, 2008.
“Amendment to the Foundation Agreement” means the First amendment to the Foundation Agreement dated July 4, 2008 and the Second amendment to the Foundation Agreement which shall be executed simultaneously with this Agreement, which shall be used for the registration of the Parties’ stake changes, as the shareholders, before the BRA, in accordance with this Agreement.
“Applicable Law” — means the laws of the Republic of Serbia;
“BRA” — means the Business Registers Agency of the Republic of Serbia;

“Company Law” — means the Company Law (Zakon o privrednim društvima, “Službeni glasnik RS” No. 125/04);
“DMS Software” — means “the software for managing the distribution of the electric energy named DMS software, which encompasses the entire object code, source code, listings, publication rights, patents and other intelectual property rights with respect to DMS software;
“Escrow Mortgage Agreement” has the meaning set forth in the Loan Agreement.
“Law on Property Taxes” — means the Law on Property Taxes (Zakon o porezima na imovinu, “Službeni glasnik RS” No. 26/01, “Službeni list SRJ” No. 42/02 and “Službeni glasnik RS” No. 80/02, 135/04, 61/07 and 05/09);
“Loan Agreement” means the loan agreement entered into between the Parties concurrently with signing of this Agreement.
“Parties” — means the Transferor and the Transferee jointly;
“Party” — means the Transferor or the Transferee individually;
“Resignation” means the voluntary and unilateral termination by Prof. Dr. Dragan Popovic of his Employment Agreement with the Company but does not include situations of termination due to illness or injury of Prof. Dr. Dragan Popovic, or resignation for Good Reason as defined in the First Amendment to the JV Agreement.
“Signature Date” means the date on which the Transaction Documents are signed and confirmed by the parties thereto as complete for the Closing.
“Stake Pledge Agreement” means the stake pledge agreement entered into between the Parties concurrently with signing of this Agreement.
“Transaction Documents” means all the agreements and documents signed concurrently with the signing of this Agreement and sprecifically listed in the First Amendment to the JV Agreement.
“Closing” means the completion of the actions to be done on the Closing Date and receipt of the payment of the Fixed Component of the Purchase Price under this Agreement by Transferor on its bank account.
“Closing Date” means the date which is 15 days after the Signature Date, or at such other time as the parties may agree in writing on which the following actions shall be completed:
(a)	The execution and delivery by the parties to the Transaction Documents of the Closing Documents;

(b)	The satisfaction or waiver of all of the closing conditions set out in the Transaction Documents;

(c)	Transferee shall give wire transfer instruction to its bank to transfer the Fixed Component of the Purchase Price payable under this Agreement to the bank account specified by Transferor.
“Closing Documents” means all of the documents to be signed and/or delivered by the parties to the Transaction Documents on the Closing in accordance with the terms of the Transaction Documents
Calculation of time — When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. The term determined in days starts on the first day after the event from which the term is to be counted, and ends by expiry of the last day of the term.
Term determined in weeks, months or years ends on the day that by the name and number corresponds with term starting day, and if such a day does not exist in the last month, term ends on the last day of that month. (e.g. term of one year commencing on January 1, 2011. will end on January 1, 2012).
If the last day of the term occurs on the day which is determined by law as non-working day, the last day of the term is the next working day;
Gender — In this Agreement, words importing the singular number shall include the plural and vice versa, and words importing the use of any gender shall include the masculine, feminine and neuter genders.
Legislation references — Any references in this Agreement to any law, by-law, rule, regulation, order or act of any government, governmental body or other regulatory body shall be construed as a reference thereto as amended or re-enacted from time to time or as a reference to any successor thereto.
Headings for convenience only — The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.
All capitalized terms mentioned in this Agreement not defined here shall have the meaning given in the First Amendment to the JV Agreement.
Having in mind the aforementioned, the Parties agree as follows:
1. Purchase Price of the Stake
1.1	The Transferor hereby transfers and the Transferee hereby receives 8% of the total capital of the Company (hereinafter the “Stake Transfer”).

1.2	For the Stake Transfer, the Transferee shall pay to the Transferor a total purchase price consisting of:
(a)	a fixed component in the amount of EUR 9,600,000.00 (in letters: nine million six hundred thousand euros) to be paid on the Closing Date. (hereinafter referred to as the “Fixed Component of the Purchase Price”)

(b)	a variable component (hereinafter referred to as the the “Variable Component of the Purchase Price”) equal to 1.5% of all Qualifying Bookings (as defined below) under Smart Grid IT Contracts received by Telvent (as defined below).
          (hereinafter the “Purchase Price”).
In this Article:
“Smart Grid IT Solution Suite” means an integrated solution for the electrical utility/industry covering Smart operations including one or more of the following components: DMS, EMS, Energy Market, Electrical SCADA, OMS, MDM, Integration Bus, etc. in an open and highly integrated environment.
“Smart Grid IT Contracts” means a contract between Telvent, or Telvent USA Corporation or any of their respective affiliate companies (other than the Company) and a client which includes the supply of Smart Grid IT Solution Suite systems and/or services related thereto and which is signed during the 5 year period commencing on the Closing (the “Earn Out Period”).
“Qualifying Bookings” means that portion of the purchase price in the Smart Grid IT Contracts payable by the client to Telvent or Telvent USA Corporation or any of their respective affiliate companies (other than the Company) for software, systems and/or services to be delivered by the Company for those Smart Grid IT Contracts.

“Telvent” means Telvent Energía S.A., Telvent USA Corporation or any of their respective affiliate companies (other than the Company) which enters into a Smart Grid IT Contract with a client.
The Variable Component of the Purchase Price shall be adjusted up or down to take account of changes orders, amendments or cancellations that change the part of the price under each Smart Grid IT Contract for the Smart Grid IT Solution Suite, systems and services to be delivered by the Company.

1.2	The amount of the Variable Component of the Purchase Price owing to the Transferor shall be calculated and paid by the Transferee within 30 days after the date Telvent receives the first payment from the client under the Smart Grid IT Contract of which the Transferee is obliged to notify the Transferor in writing. The Transferee will continue to calculate and make payments of the Variable Component of the Purchase Price for all Smart Grid IT Contracts signed in the Earn Out Period, until all the relevant payments payable to Telvent in respect of these Smart Grid IT Contracts have been received by Telvent including the first payments received after the end of the Earn Out Period.

In the event of Resignation of Prof. dr. Dragan Popovic from the Company, the Transferee shall not be obliged to make any further payments for the Variable Component of the Purchase Price for Smart Grid IT Contracts which are signed after the date of Resignation of Prof. Dr. Dragan Popovic. The Transferee shall remain liable to the Transferor for any such payments for the Variable Component of the Purchase Price due under Smart Grid IT Contracts signed before the date of Prof. Dr. Dragan Popovic’s Resignation.

1.4	The Transferee shall pay the Fixed Component of the Purchase Price in the amount of EUR 9,600.000,00 to the Transferor on the Closing Date.

1.5	If the Transferee fails to pay the Fixed Component of the Purchase Price, and such failure continues for 10 days, the Transferor shall have the right to charge interest in the amount of 9.3% per annum, on the unpaid amount of the Fixed Component of the Purchase Price, from the expiry of the aforementioned 10 days until the payment to the account of the Transferor.

If the Transferee fails to pay the Variable Component of the Purchase Price, the Transferor shall have the right to charge interest in the amount of 9.3% per annum, on the unpaid amount of the Variable Component of the Purchase Price, starting from the due date as set out in this Agreement until the payment to the account of the Transferor.

If the Transferee fails to fulfill its obligations to pay any due and undisputed amount of the Variable Component of the Purchase Price, the Transferor shall be obliged to notify the Transferee in writing thereof.

If the Transferee fails to pay any due and undisputed amount of the Variable Component of the Purchase Price and if the total aggregate amount of the unpaid Variable Component of the Purchase Price including interest is greater than EUR 140,000.00:
•	The Transferee shall not have the right to exercise the Pledge in accordance with the Stake Pledge Agreement

•	The Transferee shall not be entitled to obtain the Mortgage Agreement from the deposit, in accordance with the Escrow Mortgage Agreement

•	Due dates for the Loan repayment under the Loan Agreement shall be postponed and the interest under that Agreement ceases to accrue;

until the fulfillment of Transferee’s obligations to pay the amount of the Variable Component of the Purchase Price
After the payment of the Fixed Component of the Purchase Price in full to the Transferor, the transfer of the Transferred 8% will be registered before the BRA.
2. Buy Back Rights
2.1	In the event that 89% or more of the shares of Telvent GIT S.A. is acquired by any entity other than Abengoa S.A. or an entity controlled by Abengoa S.A. within a period of five years from the Closing, the Transferee agrees that the Transferor shall have the option to buy back the 8% of the total capital in the Company, at the purchase price of EUR 9,600,000.00, which is equivalent to the Fixed Component of the Purchase Price paid to the Transferor by the Transferee under this Agreement (hereinafter referred to as the: “Buy Back Payment”), plus taxes and all costs related to the exercise of the Buy Back Right by the Transferor. The price shall be increased annually according to the 30- day Euribor rate of interest of the European Central Bank;

If the Transferor decides to exercise its Right to Buy Back the 8% of the total capital of the Company, the Transferor shall deliver a notice in writing to the Transferee inviting the Transferee to execute a stake transfer agreement and an amendment to the Foundation Agreement (hereinafter referred to as the “Buy Back Notice”). Together with the Buy Back Notice, the Transferor will deliver the forms of the stake transfer agreement and the amendment to the Foundation Agreement. The Transferee is obliged to inform the Transferor in writing on the date of executing the stake transfer agreement and the amendment to the Foundation Agreement and certify the same within 30 days at the latest from the day of receiving the Buy Back Notice in order to enable the Transferor to implement the changes with respect to the stake before the Business Register Agency.

The payment term for this Buy Back Payment shall be 5 years at an annual interest rate of 5%. The Transferor shall have a grace period of 1 year and thereafter will pay the purchase price in 16 quarterly payments starting after the grace period. The grace period shall commence on the day of execution of the stake transfer agreement and amendment to the Foundation Agreement. In case the Transferee fails to execute these documents, grace period starts from the date of entry of buy-back into the Book of stakes (51% DMS GROUP). The Transferor shall pay the interest calculated during the Grace Period on the last business day of the Grace Period.

If the Transferee fails to execute either the stake transfer agreement for the 8% of the total capital of the Company and/or the amendment to the Foundation Agreement within 30 days from receiving the Buy Back Notice, the Company is authorized to enter the transfer of this 8% of the total capital of the Company in the Book of stakes in favor of the Transferor, on the first day of expiry of the set term of 30 days, and the provisions of Article 4 points 4.4 second paragraph and 4.26 of the Shareholders Agreement shall be suspended until the Transferee has executed both the stake transfer agreement and the amendment to the Foundation Agreement.

The Parties agree that for 30 days following the suspension of Article 4 point 4.4 second paragraph and 4.26, the Board and the Company shall not shall not reach any decisions nor take any actions on the basis of the suspension.

After 30 days following the suspension of Article 4 point 4.4 second paragraph and 4.26, but for no more than 90 days following the suspension of Article 4 point 4.4 second paragraph and 4.26, the Company may reach decisions and/or take actions only under Article 4 point 4.26 (e) and (f) without prior written consent of all Shareholders of the Company until the Transferee has executed both the stake transfer agreement and the amendment to the Foundation Agreement.

After 90 days following the suspension, the Board and Company may take any actions under Article 4 point 4.4 second paragraph and 4.26 on the basis of the suspension until the Transferee executes the stake transfer agreement and the amendment to Foundation Agreement.

If the Transferor fails to pay to the Transferee the amounts due under the buy-back right for 8% of the total capital and such failure continues for 30 days, the Transferee shall send to the Transferor a written notice of breach and if such breach continues in the following 30 days after receipt of such Notice then the Transferor’s right to Casting vote as defined in Article 4 point 4.2 of the Shareholders Agreement shall be suspended until the Transferor remedies the breach.

The Parties agree that for 60 days following the suspension of Article IV point 4.2, the Board shall not reach any decisions on the basis of the suspension. After 60 days following the suspension of Article 4 point 4.2, the Board may reach all decisions on the basis of the suspension until the Transferor remedies the breach. In the event either party sells its stake in the Company (other than to a Permitted Transferee as defined in the Shareholders Agreement) the above Article 2.1 is non-transferable and will not apply in favor of the third party.

All other Articles shall remain in force.

2.2	(a) If the Transferee fails to pay any Installments of its Additional Capital Contributions under the First Amendment to the JV Agreement or fails to release any Installment of the Loan of any of the Facilities in accordance with the Loan Agreement, and if such failure to pay continues for a period of 30 days, then the Transferor may give a Notice in writing to the Transferee (hereinafter referred to as “Notice of Breach”). If the failure continues for a further 30 days after receipt of such Notice, the Transferor shall be entitled to buy back the 8% of the total capital of the Company at the purchase price of EUR 9,600,000.00, which is equivalent to the Fixed Component of the Purchase Price paid to the Transferor by the Transferee under this Agreement, (hereinafter referred to as the: “Buy Back Payment”).

(b) If the Transferor decides to exercise the option to buy back the 8% of the total capital of the Company, the Transferor shall deliver a notice in writing to the Transferee inviting the Transferee to execute a stake transfer agreement and an amendment to the Foundation Agreement (hereinafter referred to as the: “Buy Back Notice”). Together with the Buy Back Notice, the Transferor will deliver the forms of the stake transfer agreement and the amendment to the Foundation Agreement.

(c) The Transferee shall be obliged to execute the stake transfer agreement and the amendment to the Foundation Agreement required for registration of 8% of total capital of the Company before the BRA within 8 days from receiving the Buy Back Notice.

The payment term for this Buy Back Payment shall be for 5 years at annual interest rate of 5%. The Transferor shall have a grace period of 1 year and thereafter will pay the buy back payment in 16 quarterly payments starting from the end of grace period. The grace period shall commence on the day of execution of the stake transfer agreement and amendment to the Foundation Agreement. In case the Transferee fails to execute these documents, grace period starts from the date of entry of buy-back into the Book of stakes (51% DMS GROUP). The Transferor shall pay the interest which accrues during the Grace Period on the last business day of the Grace Period.

(d) If the Transferee fails to execute the stake transfer agreement for the 8% of the total capital in the Company and/or the amendment to the Foundation Agreement thereto within 8 days from receiving the Buy Back Notice, the Company is authorized to enter into the transfer of the 8% of the total capital in the Book of stakes in favor of the Transferor (51% DMS GROUP) and:
(i)	the annual interest rate under the Loan Agreement shall decrease to 7% per annum, starting from the expiry of 10 days from the date that the advance of the Installment of the Loan should have been made and/or the date that the Installment of Additional Capital Contribution should have been paid; and

(ii)	the provisions of articles 4.4 second paragraph and 4.26 of the Shareholders Agreement shall be suspended; until the Transferee has executed both the stake transfer agreement and the amendment to the Foundation Agreement.
until the Transferee has executed both the stake transfer agreement and the amendment to the Foundation Agreement.

(e) In case the Transferor has exercised its Buy Back right on the basis of any ground, and Transferee breaches its obligations from the First Amendment of the JV Agreement regarding the obligations of payment of Installments of Additional Capital Contribution, and/or Installment of the Loan, and its obligation to execute a stake transfer agreement of 8% of the total capital and an amendment to the Foundation Agreement upon the buy-back, then until the Transferee remedies all the breaches, the annual interest rate under the Loan Agreement shall decrease to 7% per annum, starting from the expiry of 10 days from the date that the advance of the Installment of the Loan should have been made and/or the date that the Installment of Additional Capital Contribution should have been paid and the provisions of Article 4 points 4.4 second paragraph and 4.26 of the Shareholders Agreement shall be suspended starting from the expiry of 30 days from the date of receiving the Notice of Breach up to the date when the Transferee remedies such breach.

The Parties agree that for 30 days following the suspension of Article 4 point 4.4 second paragraph and 4.26, the Board and the Company shall not reach any decisions nor take any actions on the basis of the suspension.

After 30 days following the suspension of Article 4 point 4.4 second paragraph and 4.26, but for no more than 90 days following the suspension of Article 4 point 4.4 second paragraph and 4.26, the Board and the Company may reach decisions and/or take actions only under Article 4 point 4.26 (e) and (f) without prior written consent of all Shareholders of the Company until the Transferee remedies the braches.

After 90 days following the suspension, the Board and the Company may reach any decisions and/or take any actions under Article 4 point 4.4 second paragraph and 4.26 on the basis of the suspension until the Transferee executes the stake transfer agreement and the amendment to Foundation Agreement or until the Transferee remedies the breach.

(f) If the Transferor fails to pay to the Transferee the amounts due under the buy-back right of 8% of the total capital and such failure continues for 30 days the Transferee may deliver a written Notice of breach to the Transferor, and if the failure continues for a further 30 days after receipt of such Notice then the Transferor’s right of casting vote as defined in Article 4 point 4.2 of the Shareholders Agreement shall be suspended until the Transferor remedies the breach.

The Parties agree that for 60 days following the suspension of Article 4 point 4.2, the Board shall not reach any decisions on the basis of the suspension. After 60 days following the suspension of Article 4 point 4.2, the Board may reach all decisions on the basis of the suspension until the Transferor remedies the breach.
3 Payment of the Purchase Price
3.1	The Transferee will pay the Fixed Component of the Purchase Price in the amount EUR 9,600,000.00 (in letters: nine million six hundred thousand euro) in accordance with Article 1, point 1.4, into the Transferor’s bank account at Hypo-Alpe-Adria-bank a.d. affiliate Novi Sad, by wire transfer. The date of payment shall be the date when the Transferor receives the Fixed Component of the Purchase Price on its bank account.

3.2	The Transferor shall notify the Transferee in writing on change of the particulars of the bank account from Article 2 point 2.1 at least 15 days prior to the Closing Date of this Agreement.

4. Ownership structure upon transfer of the Stake
4.1.	After the payment of the Fixed Component of the Purchase Price in full, the transfer of the Stake will be registered before the BRA within 15 days and the ownership structure of the Company shall be as follows:

1)	the Transferor shall be the owner of stake amounting to 43% of the total basic capital of the Company, which consists of the registered and invested non-monetary capital in rights and tangibles in the amount of EUR 5,265,350.00 (in letters: five million two hundred sixty five thousand three hundred and fifty euro).

2)	the Transferee shall be the owner of stake amounting to 57% of the total basic capital of the Company, which consists of the registered and invested monetary capital in the amount of EUR 4,135,000.00 in letters: (in letters: four million one hundred thirty five thousand euro) and the registered and invested non-monetary capital in rights and tangibles in the amount of EUR 2,844,650.00 ( in letters: two million eight hundred forty four thousand six hundred and fifty euro).

3)	The Transferor agrees that upon signing of this Agreement and upon the date of payment of the Fixed Component of the Purchase Price in full, the Transferee shall be entitled to register itself before the BRA as the owner of 57% stake in the Company’s total capital, without any further consent or approval of the Transferor.
5. Closing
5.1	The signing of this Agreement shall take place at Sremska 4, Novi Sad, 10 a.m. local time on 24st January, 2011 or at such other time or place as the Parties may mutually agree.

5.2	The following actions shall be taken at the Closing Date:
1)	The Parties shall provide each other with:
a)	decision of the corporate body to contemplate the transaction envisaged under this Agreement, and

b)	extract from the competent commercial registry showing that the representatives are duly registered or empowered to execute this Agreement or the respective power of attorney on the basis of which this Agreement shall be executed;
2)	The Parties shall execute and deliver all of the agreements, documents and certificates and complete the actions described in Article 12. of the First

Amendment to the JV Agreement.
6. Representations and Warranties of the Transferor
6.1	The Transferor hereby represents and warrants to the Transferee that the statements set forth in this Article are true and correct in all material respects as of the Closing Date:
1)	The Transferor is a company duly organized and validly existing under the laws of the Republic of Serbia;

2)	The Transferor has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transaction contemplated hereby;

3)	The execution of this Agreement will not:
a)	conflict with or violate or cause any notification duties under or result in the breach of any term or provision of the articles of incorporation or other internal enactments or any material agreement concluded by the Transferor, and

b)	conflict with or violate of any law applicable to the Transferor or by which any of the assets, properties or businesses of the Transferor is bound or affected;
4)	There is not, so far as the Transferor is aware, information that has not been disclosed to the Transferee which, if disclosed, might reasonably affect the willingness of the Transferee to purchase the Stake on the terms prescribed by this Agreement;

5)	The Stake represents 8% of the total basic capital of the Company, and consists of the registered and fully entered non-monetary capital in the nominal amount of EUR 979,650.00 (hereinafter referred to as the : “Stake”);

6)	The Transferor is the sole owner of the Stake and it is freely transferable;

7)	The Stake is free and clear of any encumbrances of whatsoever nature, and will be register before the BRA free and clear of any encumbrances of whatsoever nature;

8)	There are no agreements or arrangements of any kind to which the Transferor is a party or by which Transferor is bound relating to the Stake or the voting,

transfer or other disposition of Stake or any part of it;

9)	There are no third party claims to the Stake or any part of it;

10)	The transfer of the Stake to the Transferee on the basis of this Agreement will not result in the termination of or material effect on any agreement concluded by the Company;

11)	The financial statements of the Company for the year 2009 disclosed to the Transferee are true and accurate;

12)	The Company is not involved (in whatever capacity) in any material civil, criminal, administrative, offence, investigation, Tax, tribunal or arbitral proceeding and, to the best knowledge of the Transferor, no such proceedings are threatened by or against the Company and there are no facts likely to give rise to any such proceedings;
6.2	The Transferor shall hold harmless the Transferee from and against any and all claims or demands raised or possible, and indemnify and hold harmless the Transferee from and against any and all damages, losses, costs and expenses arising out or relating to any breach of representations and warranties from this Article of the Agreement.
7. Representations and Warranties of the Transferee
7.1	The Transferee hereby represents and warrants to the Transferor that the statements set forth in this Article are true and correct in all material respects as of the Closing Date:
1)	The Transferee is a company duly organized and validly existing under the laws of Spain;

2)	The Transferee has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transaction contemplated hereby;

3)	The execution of this Agreement will not:
a)	conflict with or violate or cause any notification duties under or result in the breach of any term or provision of the articles of incorporation or other internal enactments or any material agreement concluded by the Transferee, and

b)	conflict with or violate any law applicable to the Transferee or by which any of the assets, properties or businesses of the Transferee is bound or affected.
4)	There are no agreements or arrangements of any kind that could affect the signing of this Agreement or affect the obligation to pay the Purchase Price for the stake transfer.
7.2	The Transferee shall hold harmless the Transferor from and against any and all claims or demands raised or possible, and indemnify and hold harmless the Transferor from and against any and all damages, losses, costs and expenses arising out or relating to any breach of the Transferee’s representations and warranties from this Article of the Agreement.
8. Post Closing Activities
8.1	The Parties hereby acknowledge that the transfer of the Stake from the Transferor to the Transferee shall not affect the decision making process in the Company prescribed by the Shareholders Agreement, the First Amendment to the Shareholders Agreement and other internal enactments of the Company.

8.2	The Transferor shall change its business name to a name that does not contain the acronym “DMS” in any manner within 1 year from the Closing and shall duly notify the Transferee on this.

8.3	The Transferor shall procure that Prof. Dr. Dragan Popović unique/personal identification number: [***] Novi Sad, Bulevar Cara Lazara 54, and any of its employees which provide the services to the Company with respect to the DMS software shall not be involved in providing any kind of the Transferor’s services to the company Siemens AG after December 31st, 2011 or any of its affiliates or related entities or any other competitor of Telvent or the Company.

8.4.	The Parties shall inform the Company on the transfer of the Stake in accordance with Article 128. paragraph 2 of the Company Law;
9. Expenses
9.1	The transfer of the Stake under this Agreement is not taxable by the property transfer tax, in accordance with the provisions of Law on Property Taxes.

9.2	All expenses (certification fees, registration duties and other charges) in connection with any regulatory requirements arising in the Republic of Serbia from the entering into, execution or implementation of this Agreement shall be equally borne by both Parties.

9.3	All fees and expenses by professional advisors (including lawyers, accountants, auditors, financial or any other advisors or consultants) and other charges and costs payable in connection with the preparation, negotiation, execution and consummation of this Agreement shall be borne by the Party incurring such fees or expenses.
10. Termination
10.1	If the Closing does not occur due to failure of Transferee to fulfill its obligations to be completed on the Closing within 15 days from the Closing Date, unless such failure is due to Force Majeure, the Transferor may terminate this Agreement by giving notice in writing to the Transferee.
•	The Transferee shall indemnify the Transferor against the actual direct damage suffered by it arising from or in connection with the termination of the Agreement on the basis of this Article.

•	No Party will be liable to the other Party for lost profits, lost business and indirect losses or indirect damages, regardless of the form of claim.
10.2	If the termination of this Agreement occurs due to failure of Transferee to fulfill its obligations within 15 days from the Closing Date, the Transferee shall be obliged to execute and certify with the Transferor the termination of this Agreement and the amendment to the Foundation Agreement in accordance with that, within the following 15 days.

10.3	If the Transferee fails to execute the termination of this Agreement and the Amendment to Foundation Agreement within 30 days from the Closing Date, the provisions of Article 4 points 4.4 second paragraph and 4.26 of the Shareholders Agreement shall be suspended until the Transferee has executed both the termination Agreement of this Agreement and the amendment to the Foundation Agreement in accordance with that.

10.4	The Transferee shall have the right for unilateral termination of this Agreement before or at the Closing, by written notice delivered to the Transferor, in case that:
1)	the Transferor breaches any of its obligations at the Closing Date from this Agreement, or

2)	Any of the Transferor’s representations and warranties from this Agreement is untrue, misleading or inaccurate in any material respect at the Closing Date.

10.5	This Agreement may be terminated by the Transferee upon or after the Closing if the Transferee’s title over the Stake cannot be registered due to reason which is known to the Transferor on the Signature Date of this Agreement but was not disclosed to the Transferee.

10.6	The Transferor shall indemnify the Transferee against the actual direct damage suffered by it arising from or in connection with the termination of the Agreement on the basis of this Article.

10.7	No Party will be liable to the other Party for lost profits, lost business and indirect losses or indirect damages, regardless of the form of claim.
11. Final Date for Closing
11.1	The Parties shall use their best efforts to ensure that all Closing conditions are satisfied and any breaches of Representations and Waranties are corrected.

11.2	In the event the Closing does not occur within 15 days from the Closing Date due to the failure of a Party to fullfill a Closing condition or remedy a breach of its Representations and Warranties, the other Party shall be entitled to unilateraly terminate this Agreement.
12. Confidentiality and Severability
12.1	For a period of 2 years following the Closing Date, each of the Parties keep confidential and use only in connection with the transaction contemplated by this Agreement all information and data:
1)	obtained by them from the other Party relating to such other Party, and

2)	regarding the transaction contemplated hereby, unless disclosure of such information or data is required by the laws of the Republic of Serbia or Spain, or any governmental or regulatory authority, approved by the other Party or necessary to be disclosed in a court proceeding.
12.2	Should any provision of this Agreement be fully or in part invalid or unenforceable, this shall not affect the validity and enforceability of the other provisions of this Agreement if it can sustain without invalid provision and if such a provision was not the condition of the Agreement or decisive consideration upon which the Agreement was concluded.

12.3	The Parties shall be obliged to replace the invalid or unenforceable provision by a valid and enforceable provision, which is in conformity with the aim that Parties had in mind in the time of the conclusion of this Agreement and if it can considered that Parties would conclude this Agreement if they knew for the nullity of that provision.
13. Communication
13.1	Each notice or other communication regarding this Agreement shall be in written form and have to be delivered in person or by fax or by registered mail with certification of receipt onto the following addresses:
1)	If for the Transferor: Name: Prof. Dr. Dragan Popovic Address: Sremska Street No. 4, 21000 Novi Sad, Serbia Tel: +381 21 4893 501 Fax: +381 21 4893 540 Attention: Prof. Dr. Dragan Popovic

2)	If for the Transferee: Name: Lidia Garcia Address: Velgrande No. 6, Alcobendas (Madrid) 28108, Spain Tel: +34 91 714 7120 Fax: +34 91 714 7001 Attention: Lidia Garcia
with a copy to:
Telvent North America
Name: Cameron Demcoe
Address: 10333 Southport Road SW, Calgary AG, Canada
Tel: +1 403 613 0100
Fax: +1 403 301 5027
Attention: Cameron Demcoe.
13.2	Any notice or communication sent in the above described manner shall be deemed as delivered on the day of personal delivery of the same, i.e. on the date stated in the fax confirmation notice, i.e. on the date stated at the delivery receipt for the registered mail.

13.3	In the event of change of any element of delivery address, the Party whose information is changed is obliged to inform in advance the other Party in written manner. Failure to inform the other Party shall mean that any notice or communication performed in line with this Article would be deemed as delivered on the fifth day after sending regardless of the fact whether the delivery receipt returned with remark that the same was not delivered or the number of fax are changed.

14. Applicable Law
14.1	This Agreement shall be governed by the Applicable Law.
15. Dispute resolution
15.1	Any potential dispute arising out of or in connection to this Agreement shall be settled amicably by the Parties.

15.2	In case that such a dispute may not be resolved amicably, the competent commerical court in the Republic of Serbia shall have jurisdiction over such dispute.
15. Final provisions
15.1	The event of force majeure includes one or more events occurred after the conclusion of this Agreement, which could not have been foreseen, prevented, remedied or avoided through the exercise of due diligence and which directly effect the possibility of one party performing its obligation in full or partially including but not limiting as follows:

strikes, lockouts, or other industrial disturbances, wars, blockades, embargoes, insurrections, riots, act or orders of government, explosions, fires, floods, or crisis in global capital markets causing major restrictions in the general availability of credit (jointly “Force Majeure”).

The party claiming the benefit of Force Majeure shall give written notice and full particulars of Force Majeure to the other party as soon as possible after the occurrence of Force Majeure.

Upon the giving of the notice, such obligations shall be suspended during the continuance of Force Majeure and the party whose performance is affected by the Force Majeure will not be liable for delays in performing its obligations to the extent the delay is caused by Force Majeure. However, the party claiming the benefit of Force Majeure shall use due diligence to overcome or avoid the delays or hindrance caused by the Force Majeure event as soon as possible, and the obligations, terms and conditions of this contract shall be extended for a period of the continuance of Force Majeure.

15.2	The Parties hereby declare that they have read and understood this Agreement and based on their free will and achieved consent they enter into it.

15.3	In case of discrepancy or difference between the English and the Serbian version of this Agreement, the Serbian version shall prevail.

15.4	This Agreement is executed in 8 identical copies, 2 of which are for each Party, whereas remaining copies are for court certification purpose and registration before the BRA.

15.5	This Agreement comes into force on the date of its execution and shall have legal effect as of the Closing Date.
In Novi Sad, on 24th January, 2011.
For the Transferor:
“DMS Group” LLC for
power engeneering Novi Sad:
Chairman of the Board
Prof. Dr. Dragan Popović

/s/ Dragan Popović

For the Transferee:
Telvent Energia S.A. Madrid
Victor Jose Hidalgo Vega
Proxy

/s/ Victor Jose Hidalgo Vega